This document contains the exhibits for some questions in the SEC form C, completed by CoinPela, Inc.

Exhibit A.1 (Q 4) - Directors

Full Legal Name: **Seyed Mohammad Mahdi Seyednezhad**
Dates of Board Service: 12/10/2025
Principal Occupation: CEO (Chief Executive Officer)

Employer: CoinPela, Inc.
Date of Service: 12/10/2024
Employer Principle Business: Artificial Intelligent and Financial Service

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Employer: Abbvie
Employer's principal business: Pharmaceutical and Medicine
Title: Mainstream Senior Scientist
Dates of Service: 02/13/2023 - present
Responsibilities: Managing AI and data science projects, supervising platform migrations

Employer: Korn Ferry
Employer's principal business: Management consulting company
Title: Principal of Data Science
Dates of Service: 02/13/2023 - present
Responsibilities: Directed 3 projects to democratize career changes, and job recommendation

Note on Management Background Disclosure:
Seyed Mohammad Mahdi Seyednezhad, the founder of CoinPela, has a civil judgment from November 2023 in the amount of $29,093. This matter is entirely personal and does not affect his ability to lead CoinPela, nor does it impact the company's business, financial stability, or growth trajectory. CoinPela has a structured financial system in place to ensure operational stability and compliance with regulatory requirements.

Name: **Yaser Shirazi**
Dates of Board Service: 12/10/2024 - Present
Principal Occupation: Chief Commercial Officer
Employer: CoinPela Inc.
Date of Service: 12/10/2024
Employer Principle Business: Artificial Intelligent and Financial Service

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Chief Commercial Officer
Date of Service: 12/10/2024
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer's principal business: Nouryon
Title: Global Account Manager
Date of Service: 09/01/2024- present

Responsibilities: Account management.

Employer's principal business: TRIK Industries
Title: Account Manager
Date of Service: 01/01/2022- 09/01/2024
Responsibilities: Account   management

Name: **Seyedehmohadeseh Seyednezhad**
Dates of Board Service: 12/10/2024 - Present
Principal Occupation: Chief Technology Officer
Employer: CoinPela Inc.
Date of Service: 12/10/2024
Employer Principle Business: Artificial Intelligent and Financial Service

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: Chief Technology Officer
Date of Service: 12/10/2024
Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer's principal business: Blueshiftmaterials
Title: Senior Thermal Engineer
Date of Service: 05/01/2023- present
Responsibilities: Computational Thermal Modeling and Validation

Employer's principal business: TCPoly Inc.
Title: Senior Research Engineer
Date of Service: 04/01/2022- 04/30/2023
Responsibilities: Computational   Thermal   Analysis

Full   legal   name: **Keian   Jon   Wiram**

Dates of Board Service: 12/10/2024 - Present
Principal Occupation: Chief Operation Officer
Employer: CoinPela Inc.
Date of Service: 12/10/2024
Employer   Principle   Business: Artificial   Intelligent   and   Financial   Service

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Employer: Self employed
Employer's principal business: freelance illustration
Title: freelance illustrator
Dates of Service: 2017 - present
Responsibilities: As a freelance illustrator, I collaborated with editorial businesses, magazines, and other clients to create custom illustrations that aligned with their brand identity and storytelling goals. I developed visual concepts, adapted to diverse art styles, and delivered high-quality designs for editorial features, advertisements, and digital content. By managing multiple projects and incorporating client feedback, I consistently met tight deadlines while ensuring creative excellence. Other projects include branding, merchandise, and gallery exhibitions. As an award winning artist and illustrator I have a wide range of experience and expertise.

Employer: lost project co.
Employer's principal business: clothing brand
Title: creative director
Responsibilities: As the Creative Director of lost project co., I led the development and execution of the brand's creative vision, ensuring it aligned with market trends and target audience preferences. I oversaw all aspects of design, from concept development to final production, and collaborated with design teams to create cohesive collections. Additionally, I directed branding, marketing campaigns, and visual storytelling to establish a strong brand identity and drive customer engagement. My role also involved managing photo shoots, approving marketing materials, and maintaining consistency across all creative outputs. A major highlight is I facilitated the communication between lost project co. and Zumiez and negotiated with Zumiez for a possible partnership/acquisition.
Dates of Service: 2022 - 2023

Employer: lifestyle marketing
Employer's principal business: sales and marketing
Title: sales and marketing associate
Responsibilities: As a Sales and Marketing Associate at Lifestyle Marketing, I conducted both inside and outside sales, building client relationships through virtual and in-person meetings to drive business growth. I supported marketing efforts by creating promotional materials, managing social media campaigns, and aligning sales initiatives with broader brand strategies. By identifying customer needs and providing tailored solutions, I consistently exceeded sales targets while contributing to the company's overall marketing goals.
Dates of Service: 2021-2022

Exhibit A.2 (Q 5) - Officers

It is the same as the list of directors.

Exhibit X - Ownership and vote level

Table 1 - Considering we allocate 60% of shares (10 million) to ourselves in the beginning.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Seyed Mohammad Mahdi Seyednezhad	3,480,000 Common Share	35%
Seyedehmohadeseh Seyednezhad	900,000	25%
Keian Wiram	720,000	20%
Yaser Shirazi	600,000	20%

Notes:

The ownership percentages reported are calculated based on the current total of 10,000,000 authorized shares (7.5 million common shares and 2.5 million preferred shares). This allocation is prior to the issuance of securities in the offering. Future offerings, employee stock option plans, or the conversion of SAFE agreements and convertible notes may result in changes to ownership percentages and voting power.

Exhibit Y - Risk Factors

Note: We stated the risk factors numbers 1-7 in the SEC Form C pdf file.

8 - Limited operational team may challenge scaling and meeting business growth goals.

9 - Investments are illiquid; no guarantee of liquidity events like sales or IPOs.

10- As part of full transparency to potential investors, it is noted that the founder, Seyed Mohammad Mahdi Seyednezhad, has a personal civil judgment unrelated to CoinPela's operations. This judgment, totaling $29,093, is a private matter and does not impact CoinPela's financial position, business activities, or future plans. The company operates independently of the founder's personal financial obligations and maintains separate corporate finances and legal structures.

Exhibit B - Expenses of The Offering

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$500,000	$5,000,000
Less: Offering Expenses		
(A) Intermediary Fees	4% of total = $20,000	4% of total = 200,000
(B) Legal and Accountings	$40,000	$100,000
(C) Extra Investment Campaign	$10,000	$0 - $50,000 (if needed)
Net Proceeds	$430,000	$4,650,000
(A) Infrastructure	$50,000	$650,000
(B) Platform development	$200,000	$2,150,000
(C) Operational Expenses	$80,000	$750,000
(D) Marketing / User Acquisition	$80,000	$900,000
(E) Reserve Funds	$20,000	$200,000
Total Use of Net Proceeds	$430,000	$4,650,000

Exhibit C - Deliver Securities

11(a) No, the issuer has not used any written communication or broadcast script for testing the waters under Rule 241 or Rule 206.

11(b) The issuer will complete transactions through the FundingHope crowdfunding platform. Investors will have the option to subscribe to the offering through one of three securities: SAFE agreements, convertible notes, or debt instruments. Each security type will have clearly defined terms, including conversion triggers (for SAFEs and convertible notes) and repayment terms (for debt instruments). Investors will complete the subscription process by signing the appropriate agreements electronically and transferring funds through the platform's secure interface. Upon completion of the transaction:

1. SAFE agreements will be delivered electronically to investors and stored on FundingHope's portal for future reference.
2. Convertible notes will be issued with detailed terms, including interest rates and conversion conditions, accessible through the investor portal.
3. Debt instruments will be issued with a fixed interest rate and repayment schedule, and investors will receive electronic documentation of their holdings.

All transactions will be confirmed via email, and investors will be able to access their securities through FundingHope's investor dashboard.

Exhibit D - Cancel Investment Commitment

Investors may cancel their investment commitment until 48 hours prior to the offering deadline identified in these materials. Cancellations can be made through the intermediary platform, FundingHope, by logging into their account and following the cancellation instructions.

If the target offering amount is reached prior to the offering deadline, the intermediary will notify investors. The issuer may close the offering early by providing notice of the new deadline at least five business days prior to the revised deadline, provided no material changes have been made to the offering.

If material changes occur, investors will be notified and must reconfirm their investment commitment. If an investor does not reconfirm after a material change, their investment commitment will be cancelled, and committed funds will be returned.

If an investor does not cancel their commitment within the 48-hour period prior to the offering deadline, funds will be released to the issuer upon closing of the offering, and securities will be delivered electronically through the intermediary platform.

Exhibit E - Terms of Securities

The issuer is offering three types of securities to investors: Simple Agreements for Future Equity (SAFEs), convertible notes, and debt instruments. The terms of each security are as follows:

1. SAFE Agreements:

- The SAFEs provide investors with a future right to equity in CoinPela, Inc. upon the occurrence of a triggering event, such as:
  - The company raising an equity financing round (e.g., Series A).
  - The company undergoing a liquidity event (e.g., acquisition, merger, or IPO).
- The SAFEs include:
  - A valuation cap of $25,000,000 ($25 million), meaning the investor's equity will be converted at a maximum company valuation of this amount.
  - A discount rate of 12.5%, which allows investors to purchase equity at a reduced price during the next equity round.
- No dividends or voting rights are granted to SAFE holders.
- If an investor wishes to sell or transfer their SAFE after the one-year restriction period, the issuer (CoinPela) retains a Right of First Refusal (ROFR) to repurchase the securities. The investor must notify the issuer of the terms of the proposed sale, and the issuer has 30 days to exercise its right to match the terms.

2. Convertible Notes:
   - Convertible notes are short-term debt securities that will automatically convert into equity at the next equity financing round or upon maturity, whichever occurs first.
   - The terms of the convertible notes include:
     - An interest rate of 7% per year.
     - Conversion: At the next equity round or at maturity (24 months).
     - A conversion discount of 12.5%, allowing noteholders to receive equity at a discounted valuation during a financing event.
     - A valuation cap of $30,000,000 ($30 Million).
   - Noteholders do not have voting rights or the ability to influence company decisions.
   - The issuer retains a Right of First Refusal (ROFR) for any proposed transfer of convertible notes after the one-year restriction period, under the same terms as the proposed third-party sale.

3. Debt Instruments:
   - Debt instruments are fixed-income securities with the following terms:
     - Default annual interest rate of 8%.
     - A maturity date of 38 months, upon which the principal and accrued interest will be repaid.
     - Investors holding debt instruments do not receive equity or voting rights.
     - The aforementioned debt conditions are negotiable.

Investors will select their preferred type of security upon subscribing to the offering. Securities will be delivered electronically via the FundingHope platform after the offering closes and funds are transferred to the issuer.

The issuer reserves the right to adjust the terms of the securities during the offering period if material changes arise. Any changes will be disclosed to investors, who will have the opportunity to reconfirm or cancel their commitments.

Exhibit F - Terms of Securities

The terms of the securities being offered (SAFE agreements, convertible notes, and debt instruments) may be modified under the following circumstances:

1. **SAFE Agreements:**
   - The terms of the SAFE agreements may only be modified through **mutual agreement** between CoinPela and the **majority of SAFE holders**, or as required by applicable law.
   - Any material changes, such as to the valuation cap, discount rate, or triggering events, will require prior notice to all SAFE holders. SAFE holders will have the opportunity to either accept the changes or cancel their investment commitment before the 48-hour deadline prior to the offering close.
2. **Convertible Notes:**
   - The terms of the convertible notes, including interest rate, maturity period, and conversion terms, may be modified only with the consent of the majority of noteholders, unless otherwise required by applicable law.
   - Investors will be notified of any changes and provided an opportunity to reconfirm or cancel their commitments if the changes are material.
3. **Debt Instruments:**
   - The terms of the debt instruments, including interest rate, repayment schedule, and maturity date, may only be modified with mutual agreement between the issuer and the affected investors.
   - Changes to the debt terms will not affect other investors unless explicitly agreed upon by all parties.

General Procedure for Modifications:

- Any material modifications to the terms of the offered securities will be disclosed through the intermediary platform (FundingHope).
- Investors will be notified promptly and given at least five business days to respond to the proposed changes. If an investor does not reconfirm their investment commitment after a material modification, their commitment will be canceled, and their funds will be returned.

Exhibit G - Description of Issuer's Securities (Question 17)

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Right	Other Rights
Preferred Stock	2,500,000	0	No	No

Common Stock	7,500,000	0	Yes	No
Debt Securities	N/A	0	No	Yes (Specify: Fixed interest, repayment upon maturity, if issued).

Class of Security	Security Reserved for Issuance upon Exercise or Conversion
Warrants	
Options: Stock Option Pool	Up to 1,500,000 shares
Other Rights - SAFE Agreements	Up to 2,500,000 preferred shares ($25M valuation cap)
Other Rights - Convertible Notes	Up to 2,500,000 preferred shares ($30M valuation cap)

Exhibit H - **Changes of Rights being Offered (Question 18)**

The rights of the securities being offered may be materially limited, diluted, or qualified in the following ways:

1. **Dilution Through Future Share Issuance**:
   - The securities being offered (SAFE agreements and convertible notes) will be subject to dilution if additional shares are issued in future fundraising rounds (it is distinct from Dilution Through Future Shares issuance, but also can be closely related) (e.g., Series A) or for other corporate purposes.
   - The current allocation of shares includes:
     - **Founders**: 6,000,000 shares (60% of total shares).
     - **Investors (SAFE and Convertible Notes)**: 2,500,000 shares (25% of total shares).
     - **Employee Stock Option Pool (ESOP)**: 1,500,000 shares (15% of total shares).

- As the ESOP is already part of the current share allocation, it does not dilute the ownership percentage of current securities holders at this stage. However, increasing the ESOP size in future rounds may result in dilution.

2. **Preferred Stock Priority**:
   - The 2.5 million authorized preferred shares are reserved for conversion of SAFE agreements and convertible notes. These preferred shares may carry rights such as liquidation preferences, dividend priority, or anti-dilution protections, which could limit the participation or returns of holders of common stock.

3. **Conversion Terms for SAFE Agreements and Convertible Notes**:
   - SAFE agreements will convert into equity at a valuation cap of $25 million, and convertible notes will convert at a valuation cap of $30 million. These caps define the maximum price per share for these instruments. Conversion into equity will occur during the next qualified financing round or liquidity event, potentially affecting the rights of existing shareholders depending on the terms of that round.

4. **Future Fundraising Rounds**:
   - In future rounds (e.g., Series A), new shares may be issued to attract additional investors, further diluting the percentage ownership of current securities holders. Additionally, new classes of securities (e.g., additional preferred shares) may be authorized with rights that supersede or limit the rights of current holders.

5. **Amendments to Corporate Charter**:
   - The company may amend its corporate charter to authorize additional classes or amounts of securities with rights that supersede or limit those of existing securities.

As a result, the ownership percentage and rights of current securities holders may be materially affected by future corporate actions, including fundraising, employee stock allocations beyond the current ESOP, and amendments to the corporate charter. Investors are encouraged to review all offering documents and consider the potential for further dilution or changes in rights when evaluating this investment.

Exhibit I - **Differences of Securities (Question 19)**

Yes.
The securities being offered differ from other classes of securities of the issuer as follows:

1. **SAFE Agreements and Convertible Notes**:
   - These securities do not provide immediate equity ownership but represent a future right to equity upon conversion during a qualified financing round or liquidity event.
   - SAFE agreements will convert into preferred shares with a valuation cap of $25 million, while convertible notes will convert into preferred shares with a valuation cap of $30 million. Convertible notes also accrue interest at an annual rate of 7%.
   - SAFE agreements and convertible notes do not carry voting rights or rights to dividends until they convert into equity.

2. **Preferred Stock**:
   - Preferred shares are authorized for conversion of SAFE agreements and convertible notes. These shares may carry liquidation preferences, dividend rights, and other protections that common stock does not have.
   - Preferred stock does not carry voting rights.
3. **Common Stock**:
   - Common stock is allocated to founders and reserved for employees through the ESOP. These shares carry voting rights and represent basic equity ownership in the company.
   - Common stockholders have no liquidation preference and are subordinate to preferred stockholders in the event of a liquidation or sale of the company.
4. **Debt Securities** (if offered):
   - Debt securities represent fixed-income instruments and are not convertible into equity. They have repayment and interest terms but do not carry voting rights or other privileges associated with equity securities.

These differences reflect the terms and rights of each class of security as outlined in the offering documents and corporate charter.

Exhibit J - (Question20)

The exercise of rights held by the principal shareholders identified in Question 6 above could influence certain corporate decisions and affect the purchasers of the securities being offered in the following ways:

1. **Strategic Decision-Making**:
   - The principal shareholders collectively hold 100% of the voting power prior to the offering, with Seyed Mohammad Mahdi Seyednezhad holding 35%, Seyedehmohadeseh Seyednezhad holding 25%, Keian Wiram holding 20%, and Yaser Shirazi holding 20%. This distribution allows for a balanced decision-making process among the founding team.
   - These shareholders have the ability to influence key decisions, such as issuing new shares, amending the corporate charter, or approving significant corporate transactions (e.g., mergers or acquisitions). This provides strategic alignment during the company's early growth stages.
2. **Dilution in Future Rounds**:
   - Purchasers of the securities being offered (SAFE agreements and convertible notes) may experience dilution if additional shares are issued in future funding rounds (e.g., Series A). The collective voting power of the principal shareholders enables them to guide the structure and terms of such rounds, balancing company growth with investor interests.

3. **Corporate Governance Stability**:
    ○ The current distribution of voting power among the principal shareholders promotes a collaborative approach to corporate governance while ensuring stability in leadership. This alignment benefits investors by fostering a unified long-term vision for growth.
4. **Limited Influence for Current Purchasers**:
    ○ Purchasers of the securities being offered do not have voting rights until their securities (e.g., SAFEs or convertible notes) convert into equity. During this 12.5period, the principal shareholders will guide the company's decisions, acting in the best interests of all stakeholders.

The company and its principal shareholders are committed to making decisions that maximize long-term value for all equity holders, including the purchasers of the securities being offered.

Exhibit K - (Question 21)

The securities being offered are being valued based on the following methods:

1. **Current Valuation of Offered Securities**:
    ○ **SAFE Agreements**: The valuation of the securities being offered through SAFE agreements is capped at **$25 million**. This means that during a future qualified financing round, SAFE investors will convert their investment into equity based on the lower of:
        ■ The valuation cap of $25 million, or
        ■ The pre-money valuation determined in the next equity financing round, less a **12.5% discount**.
    ○ **Convertible Notes**: Convertible notes are valued at a **$30 million valuation cap** with a **12.5% discount** on the price per share in the next qualified financing round. Additionally, they accrue **7% annual interest**, which increases the amount of equity issued upon conversion.
2. **Future Valuation Scenarios**:
    ○ **Next Filing for Crowdfunding**:
        ■ If the company does not reach its maximum target in the current crowdfunding campaign, the valuation terms for subsequent filings will remain tied to the original valuation caps of $25 million (SAFE agreements) and $30 million (convertible notes). However, the company may revise its fundraising goals, valuation caps, or terms based on market feedback and investor interest.
    ○ **Subsequent Equity Financing (e.g., Series A)**:
        ■ After the crowdfunding campaign concludes and the company reaches its target fundraising goals or after one year, the next equity financing round (e.g., Series A) will determine the company's valuation. This valuation will

be negotiated with institutional investors and influenced by factors such as revenue growth, market conditions, and the company's performance.
- SAFE agreements and convertible notes will convert into equity based on the valuation determined in this equity financing round.

3. **Mergers or Acquisitions**:
   - If the company undergoes a merger or acquisition, the valuation of the securities will be based on the price agreed upon by the acquiring entity and the company. SAFE agreements and convertible notes may convert into equity or result in payouts, subject to the terms of their agreements.

4. **Internal Corporate Actions**:
   - For internal purposes, such as employee stock options, the valuation of the company may be determined through a **409A valuation** conducted by an independent third-party firm. This ensures compliance and fairness in determining the price for employee stock options.
   - This ensures compliance with IRS regulations and provides a fair market value (FMV) for common stock
   - 409A valuations typically occur every 12 months or after significant corporate events

5. **Market-Based Adjustments**:
   - Future valuations will reflect the company's performance, market conditions, and industry benchmarks. These factors may affect the conversion price and rights of securities being offered today.

The valuation caps and discounts offered to SAFE and convertible note investors provide early-stage investors with favorable terms to account for the higher risk associated with investing at this stage.

Exhibit L: Risks to purchasers (Question 22)

Purchasers of the securities being offered may face the following risks related to minority ownership in the issuer:

1. **Limited Control Over Corporate Decisions**:
   - As minority owners, purchasers will have limited or no ability to influence corporate decisions, such as issuing new shares, raising additional funds, amending the corporate charter, or approving significant transactions like mergers or acquisitions.
   - At this stage of fundraising, prior to the offering, decisions will be primarily controlled by the principal shareholders.

2. **No Voting Rights Until Conversion**:
   - The securities being offered, such as SAFE agreements and convertible notes, do not include voting rights by default. As such, purchasers will not participate in

governance decisions until their securities convert into equity during a future qualified financing round.

3. **Dilution in Future Rounds**:
   ○ Minority ownership may be further reduced if the company issues additional shares in future fundraising rounds (e.g., Series A) or increases the size of the employee stock option pool (ESOP). This dilution may reduce the percentage ownership, but it tries to increase the value of the purchasers' securities.

4. **Potential Changes in Terms**:
   ○ The principal shareholders have the authority to amend the corporate charter, which could include changes to rights associated with existing securities. Such amendments could impact the purchasers' interests, including liquidation preferences or anti-dilution protections.

5. **Subordination to Preferred Shareholders**:
   ○ If the securities convert into common stock, purchasers may have fewer rights compared to preferred shareholders, who typically have liquidation preferences, dividend rights, or other protections.

6. **Lack of Liquidity**:
   ○ Minority ownership in a private company typically comes with limited options for selling or transferring securities. Purchasers may need to hold their securities until a liquidity event occurs (e.g., an acquisition, IPO, or other exit).

These risks are inherent to minority ownership in early-stage companies and should be carefully considered before investing. The issuer is committed to growing the company in a way that benefits all stakeholders, including minority investors.

Exhibit M: Risks by Corporate Actions (Question 23)

Purchasers of the securities being offered may face the following risks associated with corporate actions:

1. **Additional Issuances of Securities**:
   ○ **Dilution**: Future fundraising rounds, such as Series A, or the expansion of the employee stock option pool (ESOP), could result in the issuance of additional shares, diluting the ownership percentage of current securities holders. This dilution may impact the relative value and voting power of securities purchased.
   ○ **Impact on Rights**: New securities may be issued with preferential rights (e.g., liquidation preferences or anti-dilution protections) that could limit the rights of the securities being offered.

2. **Issuer Repurchases of Securities**:
   ○ **Limited Liquidity Options**: The issuer may choose to repurchase certain securities, potentially impacting the liquidity or valuation of the remaining securities.

- ○ **Pricing Uncertainty**: Securities repurchased by the issuer may be valued based on internal or negotiated terms, which could differ from market-based valuations. Purchasers may not have control over or visibility into these repurchase decisions.
3. **Sale of the Issuer or Assets of the Issuer**:
   - ○ **Priority of Proceeds**: In the event of a sale of the company or its assets, proceeds will be distributed based on the rights of the security holders. Preferred shareholders may have liquidation preferences that prioritize their payouts over common shareholders or other securities.
   - ○ **Impact on Conversion Terms**: SAFE agreements and convertible notes may convert into equity or be repaid based on the terms of the sale, which may limit the purchasers' upside potential compared to equity holders.
4. **Transactions with Related Parties**:
   - ○ **Conflict of Interest**: Transactions involving related parties, such as founders or affiliated entities, could prioritize the interests of those parties over minority shareholders or other stakeholders.
   - ○ **Limited Oversight**: Purchasers of the offered securities may have limited ability to influence or oversee such transactions due to their lack of voting rights until conversion.

These risks are inherent to investing in early-stage private companies. The issuer is committed to transparency and equitable treatment of all stakeholders in its corporate actions to minimize such risks.

Exhibit Z: (Question 24)

As of the date of this offering statement, the issuer does not have any outstanding indebtedness.

Disclosure: A background check identified a civil judgment against Seyed Mohammad Mahdi Seyednezhad from November 2023 in the amount of $29,093, with the creditor listed as North State Street (Chicago) Holdings LLC. This is a personal matter with no connection to CoinPela's business operations, legal standing, or financial security.

Exhibit N: Engaged in any Transaction (Question 26)

The issuer has not engaged in any transaction since its incorporation on December 11, 2024, nor are there any currently proposed transactions, involving any director, officer, beneficial owner of 20% or more of the issuer's voting equity, promoter, or their immediate family members, where the amount involved exceeds 5% of the maximum aggregate amount of capital being raised in this offering ($250,000).

Furthermore, there are no currently proposed transactions of this nature. In the event the issuer enters into any related-party transaction in the future, it will promptly disclose such transactions in compliance with applicable securities laws.

Exhibit O: Financial Condition of the Issuer (Q 28)

The issuer, CoinPela, was incorporated on December 11, 2024, and is in the preoperational stage. As such, the issuer has no operating history or historical financial results to report. The following describes the issuer's current financial condition and its plan for utilizing the proceeds of this offering:

1. **Liquidity**:
   - The issuer currently has no significant liquidity or cash reserves. As a newly formed company, CoinPela relies on the proceeds from this crowdfunding offering to establish its operations and achieve key milestones.
   - Without the proceeds of the offering, the issuer will face challenges in meeting its operational goals and commencing business activities.
2. **Capital Resources**:
   - The company plans to raise up to $5 million through this crowdfunding campaign, which represents the primary source of capital at this stage.
   - The founders have contributed initial resources to cover the costs of incorporation and preparatory activities.
   - No additional sources of capital, such as lines of credit or shareholder contributions, are currently available or committed.
3. **Planned Use of Offering Proceeds**:
   - If the target offering amount ($500,000) is raised, funds will be allocated primarily toward platform development, infrastructure, marketing, and operational expenses.
   - If the maximum offering amount ($5 million) is raised, the additional funds will be used to accelerate growth, expand hiring, enhance infrastructure, and establish reserve funds.
   - These proceeds are critical to the company's liquidity and the successful launch of its operations. The issuer anticipates deploying these funds over a 12-18 month period.
4. **Financial Milestones**:
   - The company's immediate milestones include:
     - Completing the development of its AI-powered fintech platform.
     - Establishing partnerships and marketing efforts to attract early adopters.
     - Hiring essential staff to support operations and growth.
   - These milestones are contingent on receiving sufficient funding through this offering.
5. **Viability of the Business**:
   - The company's viability depends on successfully raising the target funds in this offering. Additional funds may be required in the future to scale operations and pursue strategic opportunities, including a Series A funding round.

The issuer is committed to using the proceeds of this offering efficiently and transparently to create value for its investors and ensure the success of its business model.

Exhibit P: Financial Information (Q 28)

Exhibit P1 - Financial Details

As of the date of this offering, the issuer, CoinPela, was incorporated on December 11, 2024, and is in the pre-operational stage. The issuer has not established a bank account, conducted any financial transactions, or generated any revenue. The financial statements provided are unaudited and have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) for the period from December 11, 2024 (inception) to the filing date of this offering statement.

The financial statements include the following:

1. **Balance Sheet**: Reflects $0 in assets, liabilities, and equity as the company has not commenced operations or raised funds.
2. **Statement of Comprehensive Income**: Reflects no revenue or expenses as of the date of filing.
3. **Statement of Cash Flows**: Reflects no cash inflows or outflows.
4. **Statement of Changes in Stockholders' Equity**: Reflects no issuance of shares as the company has not raised funds or allocated equity.

Accompanying Notes to the Financial Statements provide additional details, including the issuer's reliance on proceeds from this offering to commence operations.

Unaudited Financial Statements for CoinPela

1. Balance Sheet

Assets	Amount	Liabilities and Stockholders' Equity	Amount
Cash	$0	Accounts Payable	$0
Total Assets	**$0**	Total Liabilities and Equity	**$0**

2. Statement of Comprehensive Income

Category	Amount
Revenue	$0

Operating Expenses	$0
Net Income	**$0**

3. Statement of Cash Flows

Category	Amount
Cash Flow from Operations	$0
Cash Flow from Investing	$0
Cash Flow from Financing	$0
Net Change in Cash	**$0**

4. Notes to Financial Statements

- Note 1: **Nature of Operations**
  "CoinPela was incorporated on December 11, 2024. As of the filing date, the company is pre-operational and has no financial activity to report."
- Note 2: **Reliance on Offering**
  "The company is reliant on proceeds from this crowdfunding offering to establish operations and begin generating revenue."

Exhibit P2 - Certification by the Principal Executive Officer

Certification by the Principal Executive Officer:

I, Seyed Mohammad Mahdi Seyednezhad, certify that the financial statements of CoinPela included in this Form are true and complete in all material respects.

Exhibit P3 - Notes to Financial Statements

Notes to Financial Statements for the Period Ending 01/06/2025"

1. **Nature of Operations**:
    - "CoinPela was incorporated on December 11, 2024, and is in the pre-operational stage. The company has no financial activity as of the filing date."
2. **Basis of Presentation**:
    - "The financial statements are unaudited and prepared in accordance with U.S. GAAP for the period from December 11, 2024, to the filing date."
3. **Liquidity and Capital Resources**:
    - "The company has no cash or bank account as of the filing date. The proceeds of this offering are required to commence operations."
4. **Reliance on Crowdfunding Offering**:
    - "The company's ability to begin operations depends entirely on the funds raised through this offering."
5. **Bank Account and Escrow**
    - The issuer, CoinPela, has not yet established a bank account. All proceeds from this offering will be held by the intermediary platform (FundingHope) in escrow until disbursed to the issuer upon the successful completion of the offering. The issuer will establish a bank account prior to the receipt of any funds from this offering.

Exhibit Q: Other Materials (Q 31)

1. Description of Dynamic Media (e.g., Video Script)
There will be at least one 3-minute video. The transcript of the video is not finalized yet. But its draft is uploaded as the file video_script.pdf.
This video introduces CoinPela, its mission, and its benefits. It explains how the company leverages artificial intelligence in fintech and encourages prospective investors to participate in the crowdfunding round.
The video will be uploaded to CoinPela's profile page on the FundingHope platform.

2. Statement of No Additional Material Information

Question: If all material information has already been provided in Form C and the video, include a statement confirming that there is no additional material information.

Answer: The issuer, CoinPela, has provided the bases of material information relevant to this offering in Form C and the accompanying exhibits. Other materials such as campaign goals, cost breakdowns, business plans will be uploaded to CoinPela's profile page on the FundingHope platform.

3. **Ongoing Reporting Commitment**

The issuer will file annual reports with the Securities & Exchange Commission and post them on its website at [https://www.coinpela.com/investors-reports] within 120 days of the end of each fiscal year. These reports will include updated financial statements, operational summaries, and any other material information necessary to keep investors informed. The issuer will continue reporting until one of the following conditions is met:

1. The issuer is required to file reports under the Exchange Act.
2. The issuer has fewer than 300 holders of record and has filed at least one annual report.
3. The issuer has total assets under $10,000,000 and has filed three years of annual reports.
4. All securities issued in this offering are repurchased or redeemed.
5. The issuer liquidates or dissolves under state law.

erms of the Offering — CoinPela, Inc.

Option 1 – Convertible Note

Securities Offered: Convertible Promissory Notes

Price Per Security: The notes are offered at face value. Each investor's investment will be evidenced by a convertible promissory note in the amount invested.

Target Offering Amount (Initial Target): $500,000

Maximum Amount (Maximum Impact Target): $5,000,000

Offering Deadline: April 12, 2025

Oversubscriptions: We may accept oversubscriptions up to the maximum offering amount. If we receive investments in excess of the target offering amount, they will be allocated on a first-come, first-served basis unless otherwise determined at our sole discretion.

Terms: The convertible notes will bear interest at 7% per annum and mature 24 months from the date of issuance. At maturity or upon a qualified financing event of at least $1,000,000, the principal and accrued interest may convert into equity at a 12.5% discount or a valuation cap of $30,000,000, whichever is more favorable to the investor. Full terms are provided in the Convertible Note agreement.

Option 2 – SAFE (Simple Agreement for Future Equity)

Securities Offered: Simple Agreement for Future Equity (SAFE)

Price Per Security: Not applicable. Each investor's investment will be governed by the terms of the SAFE agreement.

Target Offering Amount (Initial Target): $500,000

Maximum Amount (Maximum Impact Target): $5,000,000

Offering Deadline: April 12, 2025

Oversubscriptions: We may accept oversubscriptions up to the maximum offering amount. If oversubscriptions occur, investments will be accepted on a first-come, first-served basis unless otherwise determined.

Terms: The SAFE will convert into preferred equity upon a future equity financing of at least $1,000,000. The conversion will be based on a 12.5% discount or a valuation cap of $25,000,000, whichever provides a lower price per share. SAFEs do not accrue interest and have no maturity date. Full terms are provided in the SAFE agreement.

Option 3 – Promissory Note

Securities Offered: Promissory Notes

Price Per Security: The notes are offered at face value. Each investor's investment will be evidenced by a promissory note in the amount invested.

Target Offering Amount (Initial Target): $500,000

Maximum Amount (Maximum Impact Target): $5,000,000

Offering Deadline: April 12, 2025

Oversubscriptions: We may accept oversubscriptions up to the maximum offering amount. If we receive investments in excess of the target amount, they will be allocated on a first-come, first-served basis unless otherwise determined.

Terms: The promissory notes will bear interest at 8% per annum and will mature 38 months from the date of issuance. The repayment schedule is structured as follows:

- Months 0–12: No payments (interest accrues)

- Months 13–18: Monthly interest-only payments

- Months 19–38: Monthly payments of principal and interest sufficient to amortize the outstanding balance

Notes are not convertible and will be repaid in full (principal and interest) at maturity, unless otherwise agreed to by the investor. Full terms are provided in the Promissory Note agreement.

Statements Audited by a Public Accountant

Auditor: Independent Certified Public Accountant

Date: December 31, 2025

Summary:
CoinPela, Inc. is a pre-revenue startup. The financial statements audited include:

- Balance Sheet: Total Assets: $0 | Total Liabilities & Equity: $9,900 (Paid-in Capital)

- Profit & Loss: Revenue: $0 | Expenses: $0 | Net Income: $0

- Cash Flow: No operational cash flows (pre-revenue stage)

The auditor confirms the financial statements fairly represent CoinPela, Inc.'s financial position and compliance with GAAP. No revenues or expenses have been recorded to date due to the early stage of operations.

See   attached   document:
"Audited Financial Statement for CoinPela Inc..pdf"